FEDERATED INSURANCE SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 11, 2018

Sally Samuel

Keith Gregory

U.S. Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED INSURANCE SERIES (the “Trust”)

Federated Managed Volatility Fund II (the “Fund”)

Primary Shares

Service Shares

1933 Act File No. 33-69268

1940 Act File No. 811-8042

Dear Ms. Samuel:

The Registrant is filing this correspondence to respond to further comments, provided via telephone on April 9, 2018, regarding a correspondence filing dated April 3, 2018 (Accession No. 0001623632-18-000432) related to Post-Effective Amendment No. 80 under the Securities Act of 1933 and Amendment No. 81 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Fund, filed on January 30, 2018.

COMMENT 1: With respect to the response to Comment 2:

The Staff position has not changed with respect to footnote #1 of the Fee Table. If the fee is not charged, then it should not be reflected in the fee table.

RESPONSE: Respectfully, the Registrant continues to believe that the presentation of the dormant administrative services fee (AAF) in the footnote is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. In the case of the Fund’s approved, but dormant, AAF, the Fund does not, and cannot, include it in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) an AAF has been approved by the Fund’s Board of Trustees (“Board”), (2) provide the maximum allowable fee amount and (3) disclose that such fee is not currently being charged and will not be incurred or charged until approved to be activated by the Fund’s Board. Following any such Board approval but prior to the AAF activation, appropriate notification to shareholders would be made, including (as necessary) a supplement to the fee table. For these reasons, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 2: With respect to the response to Comment 3:

The language in footnote #2 reads like the waiver could be terminated before the 1 year period due to the use of the word voluntary within the footnote. Please clarify and/or remove the word voluntary to make it clear that the waiver cannot be terminated.

Also, the disclosure needs to be clear in the narrative preceding the Example, that waivers are not reflected in the Example.

RESPONSE: The Fund has disclosed in the footnote that the Co-Advisers and certain of their affiliates have elected, on their own initiative, to commit to a fee waiver for at least one year, unless or until the Fund’s Board terminates or increases the waiver. The Registrant continues to respectfully believe that the Fund’s parenthetical use of the term “voluntary” is an accurate depiction of its election to commit to a fee waiver for at least one year and is consistent with the requirements of Instruction 3(e) to Item 3 of Form N-1A.

With respect to the narrative preceding the Example, the Registrant will revise the disclosure so that it appears as follows (additional language is bold and underlined):

“The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. Expenses assuming no redemption are also shown. The Example also assumes that your investment has 5% return each year and that operating expenses (excluding any fee waivers and/or expense reimbursements) are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:”

COMMENT 3: With respect to the response to Comment 28 (Service Shares Prospectus):

Please remove footnote #1 as the Staff does not allow estimated expenses unless the other expenses are different from the other share class.

RESPONSE: The Registrant acknowledges the Staff’s comment but continues to believe that the footnote is appropriate pursuant to Item 3, Instruction 6(a) of Form N-1A. The Registrant confirms that the Service Shares’ “Other Expenses” are based on estimated amounts for the current fiscal year and believes that the footnote is consistent with industry practice and provides appropriate notice to investors that the Service Shares are new. In addition, the Service Shares’ fee table will appear in a separate summary prospectus and will not be presented as a multiple class, combined fee table. Absent this footnote, Service Shares’ shareholders would not be provided with material information regarding how “Other Expenses” are calculated, since such shareholders would not be able to compare the Service Shares’ fees and expenses to those of the existing share class. Accordingly, the Registrant respectfully declines to delete the footnote at this time.

Supplementally, the Registrant notes that this footnote will be removed from the Service Shares’ fee table once the share class has been in operation for a year.

COMMENT 4: With respect to Comment 31:

As to the fundamental concentration policy, the use of the word “may” implies freedom of action for the Fund to use/concentrate in the utilities sector.

Please add an explanatory note under “Additional Information” stating that the Fund will not be concentrating in the utilities sector.

RESPONSE: In response to the Staff’s additional comment, the Registrant will add the following bold underlined disclosure as the final paragraph of the Fund’s “Additional Information” section (as excerpted below):

“Additional Information

…..

The investment of more than 25% of the value of the Fund’s total assets in any one industry will constitute “concentration.”

With respect to the Fund’s stated concentration policy, the Fund is not currently concentrated in the utilities industry and has no present intention to concentrate in the utilities industry.”

COMMENT 5: With respect to Comment 35:

Does the Fund have aggregate fee relief?

If the answer is no, then disclose the gross dollar amount of the advisory fees paid to each Co-Adviser for the last 3 fiscal years, including method of calculation, discounts, offsets or credits paid. Please see Item 19 (a) (3).

If the answer is yes, the information may be provided in a different way.

RESPONSE: The Registrant confirms that it does not have aggregate fee exemptive relief.

However, the Registrant respectfully declines to provide the requested disclosure, as the Registrant has determined that the disclosure as currently provided is consistent with the requirements of Item 19(a)(3) of Form N-1A, which requires a fund to disclose the total dollar amounts paid to an adviser, aggregated with amounts paid to affiliated advisers.

Further, the Registrant notes that the total dollar amount paid to the Co-Advisers and the dollar amount waived pursuant to the expense limitation provision and/or reimbursed as a result of transactions in other affiliated investment companies are disclosed under “Fees Paid by the Fund for Services” in the Fund’s SAI. The Registrant also confirms that there were no credits that would have reduced the Co-Advisers’ fees for the last three fiscal years.

If you have any questions on the enclosed material, please contact me at (412) 288-8652.

Very truly yours,

/s/ M. Allison Miller

M. Allison Miller

Senior Paralegal

Enclosures